SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         Schedule 13D*

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)**

                    PS Business Parks, Inc.
         (formerly Public Storage Properties XI, Inc.)
   ---------------------------------------------------------
                       (Name of Issuer)

                 Common Stock, $0.01 par value
   ---------------------------------------------------------
                (Title of Class of Securities)

                           69360J107
                 -----------------------------
                        (CUSIP Number)

                   Acquiport Two Corporation
          c/o Heitman Capital Management Corporation
                       180 North LaSalle
                          Suite 3600
                    Chicago, Illinois 60601
                         312-855-5700
                    Attn: David B. Perisho

        -----------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          May 21, 1998
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a Statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
  13d-1(a) for other parties to whom copies are to be sent.

  *The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 6,110,265 which constitutes approximately 27.0% of the total number of shares outstanding.

  **The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
  Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









































  ---------------------------------------------------------
  1.   Name of Reporting Person:

       Acquiport Two Corporation, 22-2909230
  ---------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group:
                                                   (a) / /

                                                   (b) / /
  ---------------------------------------------------------
  3.   SEC Use Only

  ---------------------------------------------------------
  4.   Source of Funds:  WC
  ---------------------------------------------------------
  5.   Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                       / /
  ---------------------------------------------------------
  6.   Citizenship or Place of Organization:  Delaware

  Number of      ------------------------------------------
  Shares         7.  Sole Voting Power: 6,110,265
  Beneficially   ------------------------------------------
  Owned By       8.  Shared Voting Power:  0
  Each           ------------------------------------------
  Reporting      9.  Sole Dispositive Power: 6,110,265
  Person         ------------------------------------------
  With           10. Shared Dispositive Power:  0
  ---------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       6,110,265
  ---------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       / /
  ---------------------------------------------------------
  13.  Percent of Class Represented by Amount in
       Row (11): 27.0%
  ---------------------------------------------------------
  14.  Type of Reporting Person:  CO
  ---------------------------------------------------------









  ---------------------------------------------------------
  1.   Name of Reporting Person:

       New York State Common Retirement Fund, 14-6103815
  ---------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group:
                                                   (a) / /

                                                   (b) / /
  ---------------------------------------------------------
  3.   SEC Use Only

  ---------------------------------------------------------
  4.   Source of Funds:  Not Applicable
  ---------------------------------------------------------
  5.   Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                       / /
  ---------------------------------------------------------
  6.   Citizenship or Place of Organization:  New York

  Number of      ------------------------------------------
  Shares         7.  Sole Voting Power: 0
  Beneficially   ------------------------------------------
  Owned By       8.  Shared Voting Power:  6,110,265(1)
  Each           ------------------------------------------
  Reporting      9.  Sole Dispositive Power: 0
  Person         ------------------------------------------
  With           10. Shared Dispositive Power:
                     6,110,265(1)
  ---------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       6,110,265
  ---------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       / /
  ---------------------------------------------------------
  13.  Percent of Class Represented by Amount in
       Row (11):  27.0%
  ---------------------------------------------------------
  14.  Type of Reporting Person:  EP
  ---------------------------------------------------------
  (1) Solely in its capacity as the sole stockholder of Acquiport Two Corporation.






  This statement constitutes Amendment No. 1 to the Statement of Schedule 13D (the "Schedule 13D") filed
  March 27, 1998 by Acquiport Two Corporation, a Delaware corporation, in connection with the beneficial ownership of shares of common stock, $.01 par value, of PS Business
  Parks, Inc. (formerly Public Storage Properties XI,
  Inc.). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

  Item 1.   Security and Issuer.

       Item 1 is hereby amended and restated as follows:

       This Amendment No. 1 to Statement on Schedule 13D refers to the Common Stock, $0.01 par value ("Common
  Stock"), of PS Business Parks, Inc. (formerly Public
  Storage Properties XI, Inc.) (the "Issuer"). The principal executive offices of the Issuer are located at 701 Western Avenue, Glendale, California, 91201-2397.

  Item 2.   Identity and Background.

       Item 2 is hereby amended and restated as follows:

       (a)  This Amendment No. 1 to Statement on Schedule
  13D is filed by Acquiport Two Corporation ("Acquiport"), a Delaware corporation and the New York State Common
  Retirement Fund ("Common Fund" and together with
  Acquiport the "Reporting Persons").  The Reporting
  Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934
  ("Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

       (b)-(c)

       Acquiport is a Delaware corporation, the business of which is to acquire property, hold title to and collect income from such property and remit the entire amount of income from such property (less expenses) to the Sole
  Stockholder of the Corporation, which is an organization exempt from taxation pursuant to Section 501(c)(2) of the Internal Revenue Code of 1986, as amended. The principal place of business of Acquiport is c/o Heitman Capital
  Management Corporation, 180 North LaSalle St., Chicago,
  IL 60601.




       Common Fund is a public pension fund created pursuant to Article 9 of the New York Retirement and Social Security Law. Its business address is 633 Third
  Avenue, 31st floor, New York, NY 10017-6754.

       Jerome J. Claeys III is President and a Director of
  Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital Management
  Corporation, 180 North LaSalle Street, Chicago, Illinois
  60601-2886 and he is a U.S. citizen.

       Howard J. Edelman is Vice President of Acquiport and is employed as an investment adviser by Heitman Capital
  Management Corporation. His principal place of business is c/o Heitman Capital Management Corporation, 180 North
  LaSalle Street, Chicago, Illinois  60601-2886 and he is a
  U.S. citizen.

       David B. Perisho is Vice President and a Director of
  Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital Management
  Corporation, 180 North LaSalle Street, Chicago, Illinois
  60601-2886 and he is a U.S. citizen.

       Thomas D. McCarthy is Vice President of Acquiport and is employed as an investment adviser by Heitman
  Capital Management Corporation. His principal place of business is c/o Heitman Capital Management Corporation,
  180 North LaSalle Street, Chicago, Illinois 60601-2886 and he is a U.S. citizen.

       Roger E. Smith is Treasurer and Chief Financial
  Officer of Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital
  Management Corporation, 180 North LaSalle Street,
  Chicago, Illinois  60601-2886 and he is a U.S. citizen.

       Patrick E. Brown is Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington
  Avenue, Albany, New York  12210 and he is a U.S. citizen.

       John S. Harris is Assistant Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington Avenue, Albany, New York 12210 and he is a U.S. citizen.



       Mary K. Ludgin is a Director of Acquiport and is employed as an investment adviser by Heitman Capital
  Management Corporation. Her principal place of business is c/o Heitman Capital Management Corporation, 180 North
  LaSalle Street, Chicago, Illinois 60601-2886 and she is a U.S. citizen.

       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  See (b)-(c) above.

  Item 3.   Source and Amount of Funds or Other
            Consideration.

       Item 3 is hereby amended and restated as follows:

       Acquiport acquired 5,289,765 shares of the Common
  Stock (the "Shares") of the Issuer in exchange for shares of common stock of American Office Park Properties, Inc.
  ("AOPP") as a result of the merger of AOPP with and into Public Storage Properties XI, Inc., a California corporation (which subsequently changed its name to PS
  Business Parks, Inc.), on March 17, 1998. Acquiport acquired 820,500 of the Shares with its working capital on May 21, 1998.















  Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated as follows:

       (a) Acquiport directly owns 6,110,265 Shares which constitute 27.0% of the outstanding 22,609,850 outstanding shares as reported to the Reporting Persons by the Issuer.

            Because of its position as the sole stockholder of Acquiport, the Common Fund may, pursuant to Section
  13(d)(3) of the Act, be deemed to be the beneficial owner of the Shares owned directly by Acquiport.

            To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

       (b) Although the 6,110,265 Shares are owned of record by Acquiport, the Common Fund, as the sole shareholder of Acquiport Two Corporation, beneficially owns such 6,110,265 Shares. In its capacity as the sole stockholder of Acquiport, the Common Fund may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Acquiport.

       (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Persons has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

       (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.









       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
  This Amendment No.1 to Statement on Schedule 13D is filed on behalf of Acquiport Two Corporation and the New York
  State Common Retirement Fund.

  Dated:    May 26, 1998


  Acquiport Two Corporation


  By:  /s/ Howard Edelman
       ----------------------
       Howard Edelman
       Vice President



  The Comptroller of the State
  of New York as Trustee of the
  New York State Common Retirement Fund

  By:  /s/ William M. Barrett
       ----------------------
       William M. Barrett
       Assistant Deputy Comptroller






















